

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 4, 2017

Michael J. Murphy, Secretary
BMO Exchange Traded Funds
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Re: In the Matter of BMO Exchange Traded Funds, et al. (File No. 812-14844)

Dear Mr. Murphy:

By a filing of November 27, 2017, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ David J. Marcinkus

David J. Marcinkus
Branch Chief

cc: Carol A. Gehl, Godfrey & Kahn, S.C.